Oak Ridge Micro-Energy, Inc.

3046 E. Brighton Place

Salt Lake City, Utah 84121

July 31, 2013

Securities and Exchange Commission

Via EDGAR

Re:

Oak Ridge Micro-Energy, Inc. (the “Company,” “we,” “our” or “us”)

Form 8-KA-5

Filed June 24, 2013

Amendment No. 1 to Form 10KT for the Transition Period from

June 30, 2012 to December 31, 2012

Filed June 24, 2013

File No. 000-50032

Dear Ms. Ravitz:

We would appreciate your consideration of the foregoing.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OAK RIDGE MICRO-ENERGY, INC.

By /s/ Jeffrey J. Flood

     Jeffrey J. Flood, President